UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PBF ENERGY INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

69318G106

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 69318G106	Page 2 of 25 Pages

1.	Name of reporting persons: Blackstone PB Capital Partners V Subsidiary L.L.C.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 15,231,422.53*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 15,231,422.53*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): OO

*	As of the date hereof, Blackstone PB Capital Partners V Subsidiary L.L.C. directly held 15,231,422.53 PBF LLC Series A Units (as defined below). On December 31, 2013, Blackstone PB Capital Partners V Subsidiary L.L.C. directly held 21,439,097.9 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 3 of 25 Pages

1.	Name of reporting persons: Blackstone PB Capital Partners V-AC L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 2,729,249.56*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 2,729,249.56*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof, Blackstone PB Capital Partners V-AC L.P. directly held 15,231,422.53 PBF LLC Series A Units (as defined below). On December 31, 2013, Blackstone PB Capital Partners V-AC L.P. directly held 3,841,574.77 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 4 of 25 Pages

1.	Name of reporting persons: Blackstone Family Investment Partnership V USS L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 84,012.06*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 84,012.06*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof, Blackstone Family Investment Partnership V USS L.P. directly held 84,012.06 PBF LLC Series A Units (as defined below). On December 31, 2013, Blackstone Family Investment Partnership V USS L.P. directly held 118,251.78 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 5 of 25 Pages

1.	Name of reporting persons: Blackstone Family Investment Partnership V-A USS SMD L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 319,041.57*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 319,041.57*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof, Blackstone Family Investment Partnership V-A USS SMD L.P. directly held 319,041.57 PBF LLC Series A Units (as defined below). On December 31, 2013, Blackstone Family Investment Partnership V-A USS SMD L.P. directly held 449,069.25 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 6 of 25 Pages

1.	Name of reporting persons: Blackstone Participation Partnership V USS L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 38,600.77*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 38,600.77*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof, Blackstone Participation Partnership V USS L.P. directly held 38,600.77 PBF LLC Series A Units (as defined below). On December 31, 2013, Blackstone Participation Partnership V USS L.P. directly held 54,332.79 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 7 of 25 Pages

1.	Name of reporting persons: Blackstone PB Capital Partners V L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 15,231,422.53*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 15,231,422.53*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof. On December 31, 2013, Blackstone PB Capital Partners V L.P. may have been deemed to indirectly beneficially hold 21,439,097.9 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 8 of 25 Pages

1.	Name of reporting persons: Blackstone Management Associates V USS L.L.C.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 17,960,672.09*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 17,960,672.09*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): OO

*	As of the date hereof. On December 31, 2013, Blackstone Management Associates V USS L.L.C. may have been deemed to indirectly beneficially hold 25,280,672.67 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 9 of 25 Pages

1.	Name of reporting persons: BMA V USS L.L.C.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 17,960,672.09*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 17,960,672.09*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): OO

*	As of the date hereof. On December 31, 2013, BMA V USS L.L.C. may have been deemed to indirectly beneficially hold 25,280,672.67 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 10 of 25 Pages

1.	Name of reporting persons: BCP V USS Side-by-Side GP L.L.C.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 122,612.83*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 122,612.83*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): OO

*	As of the date hereof. On December 31, 2013, BMA V USS L.L.C. may have been deemed to indirectly beneficially hold 172,584.57 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 11 of 25 Pages

1.	Name of reporting persons: Blackstone Family GP L.L.C.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 319,041.57*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 319,041.57*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): OO

*	As of the date hereof. On December 31, 2013, Blackstone Family GP L.L.C. may have been deemed to indirectly beneficially hold 449,069.25 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 12 of 25 Pages

1.	Name of reporting persons: Blackstone Holdings II L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 18,083,284.92*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 18,083,284.92*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof. On December 31, 2013, Blackstone Holdings II L.P. may have been deemed to indirectly beneficially hold 25,453,257.24 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 13 of 25 Pages

1.	Name of reporting persons: Blackstone Holdings I/II GP Inc.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 18,083,284.92*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 18,083,284.92*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): CO

*	As of the date hereof. On December 31, 2013, Blackstone Holdings I/II GP Inc. may have been deemed to indirectly beneficially hold 25,453,257.24 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 14 of 25 Pages

1.	Name of reporting persons: The Blackstone Group L.P.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 18,083,284.92*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 18,083,284.92*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): PN

*	As of the date hereof. On December 31, 2013, The Blackstone Group L.P. may have been deemed to indirectly beneficially hold 25,453,257.24 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 15 of 25 Pages

1.	Name of reporting persons: Blackstone Group Management L.L.C.
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 18,083,284.92*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 18,083,284.92*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): OO

*	As of the date hereof. On December 31, 2013, Blackstone Group Management L.L.C. may have been deemed to indirectly beneficially hold 25,453,257.24 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

13G

CUSIP No. 69318G106	Page 16 of 25 Pages

1.	Name of reporting persons: Stephen A. Schwarzman
2.	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	5.	Sole voting power: 18,402,326.5*
	6.	Shared voting power: 36,804,653*
	7.	Sole dispositive power: 18,402,326.5*
	8.	Shared dispositive power: 36,804,653*
9.	Aggregate amount beneficially owned by each reporting person: 36,804,653*
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9): 40.2%*
12.	Type of reporting person (see instructions): IN

*	As of the date hereof. On December 31, 2013, Blackstone Group Management L.L.C. may have been deemed to indirectly beneficially hold 25,902,326.5 PBF LLC Series A Units and the Shareholder Parties (as defined below) directly held an aggregate of 51,804,653 PBF LLC Series A Units (or 48.7% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties).

Item 1.	(a).	Name of Issuer

PBF Energy Inc. (the “Company”)

	(b).	Address of Issuer’s Principal Executive Offices:

One Sylvan Way 2nd Floor Parsippany, NJ 07054

Item 2(a).	Name of Person Filing

Item 2(b).	Address of Principal Business Office

Item 2(c).	Citizenship

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

(i)	Blackstone PB Capital Partners V Subsidiary L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(ii)	Blackstone PB Capital Partners V-AC L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iii)	Blackstone Family Investment Partnership V USS L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(iv)	Blackstone Family Investment Partnership V-A USS SMD L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(v)	Blackstone Participation Partnership V USS L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vi)	Blackstone PB Capital Partners V L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(vii)	Blackstone Management Associates V USS L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(viii)	BMA V USS L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(ix)	BCP V USS Side-by-Side GP L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(x)	Blackstone Family GP L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xi)	Blackstone Holdings II L.P.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xii)	Blackstone Holdings I/II GP Inc.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xiii)	The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xiv)	Blackstone Group Management L.L.C.
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: State of Delaware

(xv)	Stephen A. Schwarzman
c/o The Blackstone Group L.P.
345 Park Avenue
New York, NY 10154
Citizenship: United States

Item 2(d).	Title of Class of Securities:

Class A common stock, $0.001 par value per share (the “Common Stock”).

Common Stock reported as held by Blackstone Vehicles consists entirely of shares of Common Stock deliverable upon exchange of outstanding PBF LLC Series A Units. Pursuant to an exchange agreement, PBF LLC Series A Units are exchangeable at any time for shares of Common Stock on a one-for-one basis, subject to certain equitable adjustments for stock splits, stock dividends and reclassifications. The Blackstone Vehicles each hold one share of Class B Common Stock of PBF Energy Inc. The shares of Class B common stock have no economic rights but entitle the holder, without regard to the number of shares of Class B common stock held, to a number of votes on matters presented to stockholders of PBF Energy that is equal to the aggregate number of PBF LLC Series A Units held by such holder. As the Reporting Person exchanges PBF LLC Series A Units for shares of Common Stock pursuant to the exchange agreement, the voting power afforded to the Reporting Person by its share of Class B common stock of PBF Energy Inc. will be automatically and correspondingly reduced.

Item 2(e).	CUSIP Number:

69318G106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

Based on 23,567,686 shares of Common Stock outstanding as reported in the Company’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2012, and assuming exchange of the PBF LLC Series A Units that may be deemed to be beneficially owned by such Reporting Person. As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

Blackstone PB Capital Partners V Subsidiary L.L.C. (“BPBCP V”) directly holds 15,231,422.53 series A units of PBF Energy Company LLC (the “PBF LLC Series A Units”), Blackstone PB Capital Partners V-AC L.P. (“BPBCP V-AC”) directly holds 2,729,249.56 PBF LLC Series A Units, Blackstone Family Investment Partnership V USS L.P. (“BFIP V”) directly holds 84,012.06 PBF LLC Series A Units, Blackstone Family Investment Partnership V-A USS SMD L.P. (“BFIP V-A”) directly holds 319,041.57 PBF LLC Series A Units, and Blackstone Participation Partnership V USS L.P. (“BPP V”, and together with BPBCP V, BPBCP V-AC, BFIP V and BFIP V-A, the “Blackstone Vehicles”) directly holds 38,600.77 PBF LLC Series A Units.

Blackstone PB Capital Partners V L.P. is the sole member of BPBCP V. Blackstone Management Associates V USS L.L.C. (“BMA”) is the general partner of each of Blackstone PB Capital Partners V L.P. and BPBCP V-AC. BMA V USS L.L.C. is the sole member of BMA. BCP V USS Side-by-Side GP L.L.C. (“BCP V GP L.L.C.”) is the general partner of BFIP V and BPP V. Blackstone Holdings II L.P. holds the majority of membership interests in BMA V USS L.L.C. and is the sole member of BCP V GP L.L.C.

The general partner of Blackstone Holdings II L.P. is Blackstone Holdings I/II GP Inc. The sole shareholder of Blackstone Holdings I/II GP Inc. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. The general partner of BFIP V-A is Blackstone Family GP L.L.C., which is in turn, wholly owned by Blackstone’s senior managing directors and controlled by its founder, Mr. Schwarzman.

(b) Percent of class:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

See each cover page hereof.

(ii) Shared power to vote or to direct the vote:

See each cover page hereof.

(iii) Sole power to dispose or to direct the disposition of:

See each cover page hereof.

(iv) Shared power to dispose or to direct the disposition of:

See each cover page hereof.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As described under “Executive Compensation—Compensation Discussion and Analysis—Summary of PBF LLC Series B Units” in the Final Prospectus of the Company, filed with the SEC on December 13, 2012, holders of profits interests in PBF Energy Company LLC (the “Series B Units”), including certain officers of the Company, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock held by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Each of the Blackstone Funds and the First Reserve Funds listed below (collectively, the “Shareholder Parties”) is a party to the Stockholders’ Agreement of PBF Energy Inc. dated as of December 12, 2012 (the “Shareholders Agreement”). Given the terms of the Shareholders Agreement, each of the Shareholder Parties and certain of their respective affiliates may be deemed to be a member of a group that may be deemed to beneficially own the aggregate 36,804,653 shares of Common Stock, consisting entirely of outstanding PBF LLC Series A Units exchangeable into shares of Common Stock, or 40.2% of the outstanding shares of Common Stock, assuming exchange of the PBF LLC Series A Units held by the Shareholder Parties, subject to the Shareholders Agreement.

The Blackstone Funds

Blackstone PB Capital Partners V Subsidiary L.L.C.

Blackstone PB Capital Partners V-AC L.P.

Blackstone Family Investment Partnership V USS L.P.

Blackstone Family Investment Partnership V-A USS SMD L.P.

Blackstone Participation Partnership V USS L.P.

The First Reserve Funds

FR PBF Holdings LLC FR PBF Holdings II LLC

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2014

Blackstone PB Capital Partners V Subsidiary L.L.C.
By: Blackstone PB Capital Partners V L.P., its sole member
By: Blackstone Management Associates V USS L.L.C., its general partner
By: BMA V USS L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone PB Capital Partners V-AC L.P.
By: Blackstone Management Associates V USS L.L.C., its general partner
By: BMA V USS L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Family Investment Partnership V USS L.P.
By: BCP V USS Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Family Investment Partnership V-A USS SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Participation Partnership V USS L.P.
By: BCP V USS Side-by-Side GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone PB Capital Partners V L.P.
By: Blackstone Management Associates V USS L.L.C., its general partner

By: BMA V USS L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Management Associates V USS L.L.C.
By: BMA V USS L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA V USS L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP V USS Side-by-Side GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Family GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings II L.P.
By: Blackstone Holdings I/II GP Inc., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings I/II GP Inc.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

By:	/s/ Stephen A. Schwarzman
Stephen A. Schwarzman